

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Kai Strohbecke
Chief Financial Officer
Maxeon Solar Technologies, Ltd.
8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore

> **Re: Maxeon Solar Technologies, Ltd.**
> **Registration Statement on Form F-3**
> **Filed May 27, 2022**
> **File No. 333-265253**

Dear Mr. Strohbecke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing